Exhibit 99.1

X3 Holdings Announces the Company’s Receipt of Nasdaq Delisting Notice Subject to Hearing

Singapore, February 13, 2026 /PRNewswire/ — X3 Holdings Co., Ltd. (Nasdaq: XTKG) (the “Company” or “XTKG”) today announced that on February 10, 2026, the Company has received a determination letter (the “Letter”) from The Nasdaq Stock Market LLC (the “Nasdaq”) regarding a failure to meet Nasdaq’s minimum bid price requirements. The Letter notified that the bid price of the Company’s listed securities has closed at less than $1 per share over the previous 32 consecutive business days, and as a result, not comply with Nasdaq Listing Rule 5550(a)(2) (the “Rule”). The Company would be afforded a 180-calendar day period to demonstrate compliance with the Rule. However, due to the fact that the Company effected a one-for-six reverse stock split on December 30, 2025, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), the Company is not eligible for any compliance period specified in Nasdaq Listing Rule 5810(c)(3)(A). As a result, the Letter states that Nasdaq has determined to delist the Company’s securities from The Nasdaq Capital Market.

Unless the Company requests an appeal of this determination by February 17, 2026, the Company’s securities will be scheduled for delisting from The Nasdaq Capital Market and will be suspended at the opening of business on February 19, 2026, and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Company has submitted a request for a hearing before the Nasdaq Hearings Panel as the next step in the process in seeking an extension to satisfy the minimum bid price requirement set forth in the Rule for continued listing on The Nasdaq Capital Market. The request for a hearing would stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. The Company is considering all potential options available to it to regain compliance with the aforementioned rules. However, there can be no assurance that the Company will, in fact, move to appeal the determination, that any appeal would be successful, or that the Company will ultimately be able to regain compliance with the applicable Nasdaq listing requirements.

About X3 Holdings

X3 Holdings Co., Ltd. (Nasdaq: XTKG) is a global provider of digital solutions and technology services spanning diverse industries. The Company is operating across diversified business segments in digital technologies, cryptomining operations, renewable energy and agriculture technologies. X3 Holdings is headquartered in Singapore with subsidiaries and operations globally. For additional information, please visit www.x3holdings.com.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements include, among others, statements regarding the Company’s plans to regain compliance with the minimum bid price requirement. The Company’s actual results may differ materially from those expressed in any forward-looking statements as a result of various factors and uncertainties. The reports filed by the Company with the Securities and Exchange Commission discuss these and other important factors and risks that may affect the Company’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Corporate Investor Relations

Email: ir@x3holdings.com

Website: www.x3holdings.com